SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  __________

                                   FORM 6-K
                                  __________

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For October 23, 2001


                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     X                Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                            No           X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release


               CNOOC to Invest in Fujian Gas Market Development


(Beijing, October 23, 2001) - CNOOC Limited (the "Company") announced today that China National Offshore Oil Corporation ("CNOOC"), its parent, has signed an agreement with the Fujian provincial government on natural gas market development in Fujian.

The agreement defines a joint investment commitment of increasing natural gas supply and gas market development in Fujian by both parties. Both parties are committed to sourcing gas from all viable sources, including from offshore exploration as well as from overseas. In recognition of the supply and demand imbalance in Fujian, both parties agreed to undertake initiatives to explore the feasibility of LNG importation. To turn local latent demand for natural gas into marketable demand, the parties also agreed to invest in gas-fired power plants and related infrastructure.

"The agreement commits CNOOC and Fujian to increasing clean fuel consumption in Fujian. The joint commitment of the provincial government and an industry leader gives a powerful backing to the investment initiative", commented Mr. Wei Liucheng, Chairman and CEO of the Company. Mr. Wei Liucheng continued, "It is also another very important step forward in implementing CNOOC's natural gas strategy".

The Company has the option to take its parent's working interest in potential investment projects that may be generated.

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Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

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For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By: /s/ Cao Yunshi
                                               ---------------------------
                                                 Name: Cao Yunshi
                                                 Title:  Company Secretary

Dated: October 23, 2001